Exhibit 99.1
Jumia Reports Second Quarter 2025 Results
Jumia Accelerates Path to Profitability With 25% Revenue Growth and Reduced Cash Burn; Raises Full-Year 2025 Guidance
Lagos, August 7, 2025 – Jumia Technologies AG (NYSE: JMIA) (“Jumia” or the “Company”) announced today its financial results for the second quarter ended June 30, 2025.
Financial highlights for the second quarter 2025
•Revenue of $45.6 million compared to $36.5 million in the second quarter of 2024, up 25% year-over-year, and up 22% in constant currency.
•GMV of $180.2 million compared to $170.1 million in the second quarter of 2024, up 6% year-over-year, and up 5% in constant currency. Excluding South Africa and Tunisia, physical goods GMV grew 10% year-over-year.
•Operating loss of $16.5 million compared to $20.2 million in the second quarter of 2024, down 18% year-over-year, and down 21% in constant currency.
•Adjusted EBITDA loss of $13.6 million compared to $16.3 million in the second quarter of 2024, down 17% year-over-year, and down 19% in constant currency.
•Loss before Income tax of $16.3 million compared to $22.5 million in the second quarter of 2024, down 28% year-over-year, and down 17% in constant currency.
•Liquidity position of $98.3 million, a decrease of $12.4 million in the second quarter of 2025, compared to a decrease of $8.7 million in the second quarter of 2024, and to a decrease of $23.2 million in the first quarter of 2025.
•Net cash flow used in operating activities of $12.7 million compared to net cash flow used in operating activities of $8.4 million in the second quarter of 2024 and $21.2 million used in the first quarter of 2025. The result includes a positive working capital1 contribution of $4.1 million and demonstrates our ability to drive top-line growth while maintaining relatively stable working capital levels.

Business highlights for the second quarter 2025
Unless otherwise stated, all reported KPIs are for physical goods and exclude results from South Africa and Tunisia, which were exited in late 2024.
•Orders grew 18% year-over-year, driven by strong execution and improved product assortment across key categories.
•Quarterly Active Customers ordering physical goods grew by 13% year-over-year, demonstrating sustained engagement and customer retention.
•GMV increased 10% year-over-year, driven by robust consumer demand, partially offset by lower corporate sales in Egypt. Excluding corporate sales, GMV in reported currency grew 24% year-over-year.
•Nigeria’s momentum accelerated, with Orders growth up 25% and total GMV up 36% year-over-year.
•Cash burn2 was $12.4 million in the second quarter of 2025, compared to $23.2 million in the first quarter of 2025 and $8.7 million in the second quarter of 2024. This sequential decline reflects disciplined cost management and ongoing operational efficiencies.
•Gross items sold from international sellers grew 36% year-over-year in the second quarter 2025, reflecting strong cross-border merchant engagement and rising consumer demand for differentiated products.

Company Commentary
“Our second quarter results demonstrate continued momentum in our core consumer business, with robust usage growth and strong engagement across markets. We believe year-over-year trends are reflecting the underlying strength of our platform. We also delivered a meaningful improvement in cash burn quarter-over-quarter, driven by growth and a positive impact from working capital.
This reinforces our confidence in reaching our strategic goal to breakeven on a Loss before Income tax basis in the fourth quarter of 2026 and achieving full-year profitability in 2027. Based on current trends, we are raising our full-year 2025 guidance and long-term profitability targets. These results underscore the resilience of our platform and our focus on profitable growth and operational excellence." -Francis Dufay, CEO

1 Working capital comprises movements in: (i) trade and other receivables, prepaid expenses and other tax receivables; (ii) inventories; and (iii) trade and other payables, deferred income and other tax payables.
2 Cash burn is defined as the use of Jumia’s Liquidity Position, which is comprised of Jumia’s cash and cash equivalents and term deposits and other financial assets. This measure reflects total cash usage across all business lines and may include minor impacts from discontinued operations in Tunisia and South Africa.

SELECTED FINANCIAL INFORMATION

Financial Results for the second quarter ended June 30, 2025

	For the three months ended					For the six months ended
	As reported		YoY Change	Constant currency	YoY Change	As reported		YoY Change	Constant currency	YoY Change
In USD million, unless otherwise stated	June 30, 2024	June 30, 2025		June 30, 2025		June 30, 2024	June 30, 2025		June 30, 2025
Revenue	36.5	45.6	25%	44.4	22%	85.4	81.9	(4)%	84.7	(1)%
Gross Profit	21.6	23.9	11%	22.7	5%	52.8	43.8	(17)%	43.9	(17)%
Fulfillment expense	(9.3)	(10.8)	16%	(10.1)	9%	(18.7)	(20.2)	8%	(20.3)	8%
Sales and Advertising expense	(4.4)	(4.2)	(6)%	(4.1)	(7)%	(8.2)	(7.3)	(11)%	(7.6)	(7)%
Technology and Content expense	(8.7)	(9.2)	6%	(9.0)	3%	(17.8)	(18.9)	6%	(18.9)	6%
G&A expense, excluding SBC(1)	(17.6)	(16.0)	(9)%	(15.2)	(14)%	(32.9)	(32.2)	(2)%	(32.2)	(2)%
Adjusted EBITDA(1)	(16.3)	(13.6)	(17)%	(13.1)	(19)%	(20.6)	(29.2)	42%	(29.6)	44%
Operating Income/ (Loss)	(20.2)	(16.5)	(18)%	(16.0)	(21)%	(28.6)	(35.2)	23%	(35.6)	25%
Loss before Income tax(2)	(22.5)	(16.3)	(28)%	(18.5)	(17)%	(62.1)	(32.8)	(47)%	(38.2)	(22)%
_________________________
(1) See “Non-IFRS and Other Financial and Operating Metrics” for a reconciliation of non-IFRS measures to IFRS measures.
(2) Loss before Income tax in constant currency, and the corresponding year-over-year change, excludes the impact of foreign exchange gains/(losses) recorded in finance income/costs. Net foreign exchange gains/(losses) in reported currency were $(0.2) million in the second quarter of 2024 and $2.8 million in the second quarter of 2025.
Revenue
•Revenue3 of $45.6 million, up 25% year-over-year or up 22% year-over-year on a constant currency basis.
◦Marketplace revenue, comprised of third-party sales, marketing and advertising, and value-added services, was $21.6 million, up 8% year-over-year or up 2% on a constant currency basis. The increase was driven by strong usage growth and increases in take rate, but partially offset by lower commissions from third-party corporate sales in Egypt.
◦First-party sales revenue was $23.6 million, up 47% year-over-year both on a reported and constant currency basis, driven by strong momentum with key international brands, such as Starlink or Adidas.
Gross Profit
•Gross profit was $23.9 million, up 11% year-over-year or up 5% year-over-year on a constant currency basis.
•Gross profit as a percentage of GMV was 13.3% in the second quarter of 2025, compared to 12.7% in the second quarter of 2024. The year-over-year improvement was driven by stronger marketplace margins.

•Jumia is executing a comprehensive strategy to enhance gross profit margins, with marketing on retail media as a key growth driver. Our launch in June 2025 of an advanced seller advertising platform positions us to significantly expand monetization opportunities. With advertising revenue at 1% of GMV, we see substantial upside potential as we scale this high-margin revenue stream.
Expenses
•Fulfillment expense was $10.8 million, up 16% year-over-year or up 9% on a constant currency basis.
◦Fulfillment expense per Order, excluding JumiaPay app Orders, which do not incur logistics costs, was $2.19, up 1% year-over-year or down 5% year-over-year on a constant currency basis.
◦We remain focused on reducing fulfillment unit costs through ongoing initiatives to improve warehouse staff productivity and customer support operations and by leveraging automation.
•Sales and Advertising expense totaled $4.2 million, down 6% year-over-year, or down 7% on a constant currency basis. This decline reflects our continued cost discipline, while delivering usage growth, validating the effectiveness of our targeted marketing approach.
•Technology and Content expense totaled $9.2 million, up 6% year-over-year, or up 3% on a constant currency basis. The increase was primarily attributable to currency translation effects. Looking ahead, we anticipate Technology and Content expenses to decrease as we realize benefits from ongoing workforce optimization and cost savings from recently renegotiated contracts.
•General and Administrative expense was $17.0 million, down 12% year-over-year, or down 16% year-over-year on a constant currency basis. General and Administrative expense, excluding share-based compensation expense, was $16.0 million, down 9% year-over-year, or down 14% year-over-year on a constant currency basis.
◦Staff costs within General and Administrative expense, excluding share-based compensation expense increased by 6%, reflecting currency translation effects as well as organizational changes. Professional fees temporarily increased due to audit and advisory services. These increases were more than offset by the favorable resolution of tax audit matters together with other cost reduction initiatives.
◦In particular, we continue to streamline the organization. Overall, headcount has declined by 5% since December 31, 2024, with just over 2,050 employees on payroll as of June 30, 2025.
◦We expect General and Administrative expenses to decline further as organizational benefits materialize in the second half of the year.
◦We are leveraging AI across key functions to enhance productivity and reduce operating expenses. AI-driven workflows in customer service, marketing, and technology operations are improving efficiency, streamlining processes, and supporting a leaner cost structure. These initiatives are contributing to ongoing reductions in total operating expenses and improved scalability.
Loss before Income tax
•Operating loss was $16.5 million in the second quarter of 2025 as compared to $20.2 million in the second quarter of 2024. The year-over-year improvement was primarily driven by higher revenue across multiple streams.
•Adjusted EBITDA loss, which excludes depreciation, amortization and share-based compensation expense, declined to $13.6 million in the second quarter of 2025, compared to $16.3 million in the second quarter of 2024, consistent with the improvement in operating performance.
•Loss before Income tax was $16.3 million in the second quarter of 2025 as compared to $22.5 million in the second quarter of 2024. The improvement in Loss before Income tax was primarily driven by:
◦A $2.3 million positive impact on gross profit, primarily due to improved marketplace margins;
◦A $1.3 million decrease in operating expenses; and
◦A $2.5 million improvement in net finance result, driven by net foreign exchange gains.
•In constant currency, Loss before Income tax, excluding the impact of foreign exchange recorded in finance income and finance costs, was $18.5 million, down 17% in constant currency.
Cash Position
•As of June 30, 2025, the Company’s liquidity position was $98.3 million, comprised of $95.6 million in cash and cash equivalents and $2.7 million in term deposits and other financial assets.
•Jumia’s liquidity position decreased by $12.4 million in the second quarter of 2025, compared to a decrease of $8.7 million in the second quarter of 2024, and a decrease of $23.2 million in the first quarter of 2025.
•Net cash used in operating activities was $12.7 million in the second quarter of 2025, compared to a net cash used of $8.4 million in the second quarter of 2024 and $21.2 million used in the first quarter of 2025. The result includes a positive working capital4 contribution of $4.1 million in the second quarter of 2025 and demonstrates our ability to drive top-line growth while maintaining relatively stable working capital levels.
◦In addition, the Company reported $0.7 million in capital expenditures in the second quarter of 2025, compared to $0.7 million in the second quarter of 2024, primarily reflecting investments in infrastructure and facility enhancements to support business growth.
3 In addition to marketplace revenue and first-party sales, revenue included other revenue of $0.3 million in the second quarter of 2024 and $0.4 million in the second quarter of 2025.
4 Working capital comprises movements in: (i) trade and other receivables, prepaid expenses and other tax receivables; (ii) inventories; and (iii) trade and other payables, deferred income and other tax payables.

SELECTED OPERATIONAL KPIs
Marketplace KPIs

	For the three months ended					For the six months ended
	As Reported		YoY Change	Constant currency	YoY Change	As Reported		YoY Change	Constant currency	YoY Change
	June 30, 2024	June 30, 2025		June 30, 2025		June 30, 2024	June 30, 2025		June 30, 2025
Quarterly Active Customers (million)	2.0	2.2	7%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Quarterly Active Customers (million) adjusted for perimeter effects(1)	1.9	2.2	12%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Orders (million)	4.8	5.0	4%	n.a.	n.a.	9.4	10.2	8%	n.a.	n.a.
Orders (million) adjusted for perimeter effects(1)(2)	4.7	5.0	7%	n.a.	n.a.	9.1	10.2	11%	n.a.	n.a.
GMV (USD million)	170.1	180.2	6%	179.3	5%	351.6	341.9	(3)%	357.6	2%
GMV (USD million) adjusted for perimeter effects(1)	164.7	180.2	9%	179.3	9%	340.9	341.9	—%	357.6	5%
TPV (USD million)	45.9	49.0	7%	49.3	7%	91.3	94.5	4%	97.3	7%
JumiaPay Transactions (million)	1.9	1.4	(23)%	n.a.	n.a.	3.8	3.4	(11)%	n.a.	n.a.
_________________________
(1) Adjustments for perimeter effects relate to the exit from Tunisia and South Africa
(2) Total orders include digital product transactions processed through the JumiaPay app.
•GMV increased by 6% year-over-year to $180.2 million and Orders increased by 4% year-over-year to 5 million. Adjusted for perimeter effects, physical goods GMV and Orders grew by 10% and 18% year-over-year, respectively.
◦The increase in GMV was driven by robust consumer demand, partially offset by lower corporate sales in Egypt.
◦Order growth reflects continued improvement in product assortment and a stronger customer value proposition in physical goods.
▪In line with our strategic focus on scaling physical goods, we have reduced our emphasis on digital products sold through our JumiaPay App, that contribute high order volumes with limited revenue impact. While this shift influenced total order metrics for the quarter, physical goods Orders growth remained robust;
◦Our strategy to expand into secondary cities continues to deliver results. Adjusted for perimeter effects, Orders from upcountry regions represented 59% of total Orders in the second quarter of 2025, up from 52% in the prior-year period.
◦The average order value for physical goods Orders decreased in the second quarter of 2025 compared to the second quarter of 2024, driven by lower corporate sales in Egypt.
◦Jumia continues to take a disciplined approach to marketing spend, prioritizing channels that Jumia believes to be highly efficient, such as targeted paid online marketing, customer relationship management (“CRM”), search engine optimization (“SEO”), and relevant offline local channels (e.g. radio and print) while also leveraging its JForce agent network.
◦As a result of these efforts and adjusted for perimeter effects, Jumia is attracting what it believes to be a stickier and higher quality customer base as evidenced by a 466 basis point year-over-year improvement in repurchase rates.
▪Jumia’s cohort analysis indicates that 42% of new customers, who placed their first order in the first quarter of 2025, made a second purchase within 90 days, compared to 37% of new customers in the first quarter of 2024.

•TPV improved to $49.0 million in the second quarter of 2025 compared to $45.9 million in the second quarter of 2024. TPV as a percentage of GMV remained stable year-over-year at 27% in the second quarter of 2025.

GUIDANCE
Jumia remains committed to delivering profitable growth in 2025 by scaling usage, improving operational efficiency, and driving meaningful reductions in cash burn.
Based on current business trends early in the third quarter, driven by strong value proposition and increasing momentum in key marketing channels, we are raising our full-year 2025 guidance as follows:
•We anticipate physical goods Orders to grow between 25% and 30% year-over-year, revised up from the previous range of 20% to 25%.
•GMV is now projected to grow between 15% and 20% year-over-year, revised upward from previous range of 10% to 15%.
•We forecast Loss before Income tax to be in the range of negative $45 million to negative $50 million, an improvement from the previous range of negative $50 million to negative $55 million.
Strategic targets for full-year 2026:
•We are targeting a Loss before Income tax to be in the range of negative $25-$30 million.
•We confirm our strategic goal to achieve breakeven on a Loss before Income tax basis in the fourth quarter of 2026, and deliver full-year profitability in 2027.
The above forward-looking statements reflect Jumia’s expectations and strategic goals as of August 7, 2025, are subject to change, and involve inherent risks, which are partially or fully beyond its control. These risks include but are not limited to political and economic conditions across countries where it operates, the broader economic impact of the ongoing regional conflicts, and global supply chain issues.

CONFERENCE CALL AND WEBCAST INFORMATION
Jumia will host a conference call to discuss its second quarter 2025 results at 8:30 AM ET on August 7, 2025.

Interested parties can access the conference at:
US Dial-in (Toll Free): 877-545-0523
International Dial-in: 973-528-0016
United Kingdom Dial-in: 44 20 3355 4169
Entry Code: 554045

The live call will also be available via webcast on Jumia’s Investor Relations Website: https://investor.jumia.com/investor-relations/default.aspx.

A replay of the call will be available until Thursday, August 21, 2025 and can be accessed by dialing 877-481-4010 for toll free access or 919-882-2331 for international access using the replay passcode: 52746.

(UNAUDITED)
Consolidated statement of comprehensive income as of June 30, 2024 and 2025

	For the three months ended		For the six months ended
In thousands of USD	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025
Revenue	36,474	45,642	85,367	81,903
Cost of revenue	(14,895)	(21,704)	(32,604)	(38,063)
Gross profit	21,579	23,938	52,763	43,840
Fulfillment expense	(9,322)	(10,838)	(18,700)	(20,239)
Sales and advertising expense	(4,423)	(4,151)	(8,165)	(7,253)
Technology and content expense	(8,722)	(9,217)	(17,831)	(18,862)
General and administrative expense	(19,208)	(16,963)	(36,660)	(34,152)
Other operating income	223	767	473	1,569
Other operating expense	(357)	(60)	(443)	(82)
Operating loss	(20,230)	(16,524)	(28,563)	(35,179)
Finance income	691	2,985	1,984	6,341
Finance costs	(2,949)	(2,731)	(35,544)	(3,918)
Loss before Income tax	(22,488)	(16,270)	(62,123)	(32,756)
Income tax benefit / (expense)	476	(321)	(546)	(542)
Loss for the period	(22,012)	(16,591)	(62,669)	(33,298)
Attributable to:
Equity holders of the Company	(22,004)	(16,592)	(62,654)	(33,302)
Non-controlling interests	(8)	1	(15)	4
Loss for the period	(22,012)	(16,591)	(62,669)	(33,298)
Other comprehensive income / (loss) to be classified to profit or loss in subsequent periods
Exchange differences gain on translation of foreign operations	33,105	(45,918)	202,778	(68,820)
Other comprehensive loss on net investment in foreign operations	(31,903)	44,764	(190,487)	65,078
Other comprehensive income on financial assets at fair value through OCI	1,771	1,679	3,152	1,875
Other comprehensive income / (loss)	2,973	525	15,443	(1,867)
Total comprehensive loss for the period	(19,039)	(16,066)	(47,226)	(35,165)
Attributable to:
Equity holders of the Company	(19,035)	(16,037)	(47,224)	(35,122)
Non-controlling interests	(4)	(29)	(2)	(43)
Total comprehensive loss for the period	(19,039)	(16,066)	(47,226)	(35,165)

(UNAUDITED)
Consolidated statement of financial position as of December 31, 2024 and June 30, 2025

	As of
In thousands of USD	December 31, 2024	June 30, 2025
Assets
Non-current assets
Property and equipment	17,196	19,170
Deferred tax assets	323	496
Other taxes receivables	3,814	4,436
Other non-current assets	1,408	1,409
Total Non-current assets	22,741	25,511
Current assets
Inventories	6,432	9,564
Trade and other receivables	15,783	13,134
Income tax receivables	3,041	3,688
Other taxes receivable	4,227	4,980
Prepaid expenses	5,903	5,577
Term deposits and other financial assets	78,585	2,729
Cash and cash equivalents	55,360	95,553
Total Current assets	169,331	135,225
Total Assets	192,072	160,736
Equity and Liabilities
Equity
Share capital	283,093	286,154
Share premium	1,792,181	1,792,181
Other reserves	180,442	177,530
Accumulated losses	(2,168,924)	(2,202,305)
Equity attributable to the equity holders of the Company	86,792	53,560
Non-controlling interests	(506)	(548)
Total Equity	86,286	53,012
Liabilities
Non-current liabilities
Non-current borrowings	7,260	8,125
Trade and other payables	6	59
Deferred tax liabilities	540	100
Other taxes payable	1,626	882
Provisions for liabilities and other charges	638	703
Total Non-current liabilities	10,070	9,869
Current liabilities
Current borrowings	3,938	4,517
Trade and other payables	44,301	48,429
Income tax payables	13,510	13,999
Other taxes payable	13,994	15,846
Provisions for liabilities and other charges	12,893	10,815
Deferred income	7,080	4,249
Total Current liabilities	95,716	97,855
Total Liabilities	105,786	107,724
Total Equity and Liabilities	192,072	160,736

(UNAUDITED)
Consolidated statement of cash flows as of June 30, 2024 and 2025

	For the three months ended		For the six months ended
In thousands of USD	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025
Loss before Income tax	(22,488)	(16,270)	(62,123)	(32,756)
Depreciation and amortization of tangible and intangible assets	2,238	2,009	4,119	3,873
Impairment losses on loans, receivables and other assets	(8)	141	(76)	354
Impairment losses/(reversals) on obsolete inventories	40	13	200	322
Share-based compensation expense	1,650	936	3,806	1,999
Net (gain)/loss from disposal of tangible and intangible assets	352	(4)	307	13
Change in provision for other liabilities and charges	350	(2,742)	(1,605)	(2,317)
Lease modification (income)/expense	(67)	(20)	(72)	(26)
Interest (income)/expense	11	357	824	202
Discounting effect (income)/expense	(87)	—	(206)	87
Net foreign exchange (gain)/loss	646	(2,379)	13,939	(2,703)
Net loss on financial instruments at fair value through profit or loss	65	—	16,163	—
Impairment reversals on financial assets at fair value through OCI	(17)	(17)	(17)	(17)
Net loss recognized on disposal of debt instruments held at FVOCI	2,196	2,370	3,427	2,370
Share-based compensation expense - settlement	(14)	(1)	(142)	(137)
(Increase)/Decrease in trade and other receivables, prepaid expenses and other tax receivables	1,081	2,583	5,017	2,287
(Increase)/Decrease in inventories	1,593	1,714	240	(2,872)
Increase/(Decrease) in trade and other payables, deferred income and other tax payables	4,836	(186)	14,364	(2,436)
Income taxes (paid)/received	(769)	(1,187)	(2,075)	(2,101)
Net cash flows (used in) / from operating activities	(8,392)	(12,683)	(3,910)	(33,858)
Cash flows from investing activities
Purchase of property and equipment	(681)	(737)	(926)	(1,609)
Proceeds from sale of property and equipment	4	45	84	45
Interest or other charges received	810	868	(13)	1,378
Movement in other non-current assets	91	284	48	160
Movement in term deposits and other financial assets	25,019	45,919	21,579	76,159
Net cash flows (used in) / from investing activities	25,243	46,379	20,772	76,133
Cash flows from financing activities
Payment of lease interest	(259)	(791)	(436)	(1,311)
Repayment of lease liabilities	(1,572)	(903)	(2,381)	(1,487)
Equity transaction costs	—	(85)	—	(85)
Capital contributions	—	6	—	7
Proceeds from exercise of stock options	—	1	—	1
Net cash flows (used in) / from financing activities	(1,831)	(1,772)	(2,817)	(2,875)
Net (decrease)/increase in cash and cash equivalents	15,020	31,924	14,045	39,400
Effect of exchange rate changes on cash and cash equivalents	1,410	1,985	(4,471)	793
Cash and cash equivalents at the beginning of the period	28,627	61,644	35,483	55,360
Cash and cash equivalents at the end of the period	45,057	95,553	45,057	95,553

Forward Looking Statements
This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission for the year ended December 31, 2024. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Considering these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.
The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS Financial and Operating Metrics
Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.
This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including Annual Active Customers, Quarterly Active Customers, Orders and GMV. We define Annual Active Customers Quarterly Active Customers, Orders, GMV, Total Payment Volume, JumiaPay Transactions and Adjusted EBITDA as follows:
Annual Active Customers means unique customers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns.
Quarterly Active Customers means unique customers who placed an order for a product or a service on our platform, within the 3-month period preceding the relevant date, irrespective of cancellations or returns.
We believe that Annual Active Customers and Quarterly Active Customers are useful indicators of the adoption of our offering by customers in our markets.
Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.
We believe that the number of orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.
Gross Merchandise Value (“GMV”) corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period. We believe that GMV is a useful indicator for the usage of our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.
We use Quarterly Active Customers, Orders and GMV as some of many indicators to monitor usage of our platform.
Total Payment Volume (“TPV”) corresponds to the total value of orders for products and services for which JumiaPay was used including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns, for the relevant period.
We believe that TPV, which corresponds to the share of GMV for which JumiaPay was used, provides a useful indicator of the development, and adoption by customers, of the payment services offerings we make available, directly and indirectly, through JumiaPay.
JumiaPay Transactions corresponds to the total number of orders for products and services on our marketplace for which JumiaPay was used, irrespective of cancellations or returns, for the relevant period.
We believe that JumiaPay Transactions provides a useful indicator of the development, and adoption by customers, of the cashless payment services offerings we make available for orders on our platform irrespective of the monetary value of the individual transactions.
We use TPV and the number of JumiaPay Transactions to measure the development of our payment services and the progressive conversion of cash on delivery orders into prepaid orders.
General and administrative expense, excluding SBC, corresponds to the General & Administrative (“G&A”) expense excluding share-based compensation expense (“SBC”). We use this metric to measure the development of our G&A costs exclusive of the impact of SBC which is mainly a non-cash expense, influenced, in part, by share price fluctuations.
Adjusted EBITDA corresponds to loss for the period, adjusted for income tax expense (benefit), finance income, finance costs, depreciation and amortization and further adjusted for share-based compensation expense.
Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to Loss for the period, Loss before Income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
Management uses Adjusted EBITDA:
•as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;
•for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•to evaluate the performance and effectiveness of our strategic initiatives; and
•to evaluate our capacity to expand our business.
Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:
•Adjusted EBITDA does not reflect our share-based compensation, income tax expense (benefit) or the amounts necessary to pay our taxes;
•although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and
•other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.
Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period.
The following table provides a reconciliation of loss for the period to Adjusted EBITDA for the periods indicated:

	For the three months ended		For the six months ended
(USD million)	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025
Loss for the period	(22.0)	(16.6)	(62.7)	(33.3)
Income tax benefit / (expense)	(0.5)	0.3	0.5	0.5
Net Finance costs / (income)	2.3	(0.3)	33.6	(2.4)
Depreciation and amortization	2.3	2.0	4.2	4.0
Share-based compensation expense	1.7	0.9	3.8	2.0
Adjusted EBITDA	(16.3)	(13.6)	(20.6)	(29.2)
Constant currency data
Certain metrics have also been presented on a constant currency basis. We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effects.
Constant currency metrics are calculated using the average foreign exchange rates for each month during 2024 and applying them to the corresponding months in 2025, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. These calculations do not include any other macroeconomic effect such as local currency inflation effects or any price adjustment to compensate local currency inflation or devaluations. Constant currency information is not a measure calculated in accordance with
IFRS. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.
The following table sets forth the constant currency data for selected metrics:

	For the three months ended					For the six months ended
	As reported		YoY Change	Constant currency	YoY Change	As reported		YoY Change	Constant currency	YoY Change
In USD million, except percentages	June 30, 2024	June 30, 2025		June 30, 2025		June 30, 2024	June 30, 2025		June 30, 2025
Revenue	36.5	45.6	25%	44.4	22%	85.4	81.9	(4)%	84.7	(1)%
Marketplace revenue	20.0	21.6	8%	20.4	2%	45.9	39.7	(14)%	39.6	(14)%
Third-party sales	16.9	18.6	10%	17.5	3%	40.6	34.6	(15)%	34.5	(15)%
Value-added services	0.7	1.1	63%	1.1	57%	1.4	1.7	24%	1.7	24%
Marketing and advertising	2.4	1.9	(24)%	1.8	(27)%	3.9	3.4	(14)%	3.4	(13)%
First-party sales	16.1	23.6	47%	23.6	47%	38.5	41.4	7%	44.2	15%
Other revenue	0.3	0.4	36%	0.4	30%	0.9	0.9	(6)%	0.9	(4)%
Gross Profit	21.6	23.9	11%	22.7	5%	52.8	43.8	(17)%	43.9	(17)%
Fulfillment expense	(9.3)	(10.8)	16%	(10.1)	9%	(18.7)	(20.2)	8%	(20.3)	8%
Sales and Advertising expense	(4.4)	(4.2)	(6)%	(4.1)	(7)%	(8.2)	(7.3)	(11)%	(7.6)	(7)%
Technology and Content expense	(8.7)	(9.2)	6%	(9.0)	3%	(17.8)	(18.9)	6%	(18.9)	6%
G&A expense, excluding SBC	(17.6)	(16.0)	(9)%	(15.2)	(14)%	(32.9)	(32.2)	(2)%	(32.2)	(2)%
Adjusted EBITDA	(16.3)	(13.6)	(17)%	(13.1)	(19)%	(20.6)	(29.2)	42%	(29.6)	44%
Operating Income/ (Loss)	(20.2)	(16.5)	(18)%	(16.0)	(21)%	(28.6)	(35.2)	23%	(35.6)	25%
Loss before Income tax(1)	(22.5)	(16.3)	(28)%	(18.5)	(17)%	(62.1)	(32.8)	(47)%	(38.2)	(22)%

GMV	170.1	180.2	6%	179.3	5%	351.6	341.9	(3)%	357.6	2%
TPV	45.9	49.0	7%	49.3	7%	91.3	94.5	4%	97.3	7%
TPV as % of GMV	27%	27%		27%		26%	28%		27%
_________________________
(1) Loss before Income tax in constant currency, and the corresponding year-over-year change, excludes the impact of foreign exchange recorded in finance income/costs. Net foreign exchange gains/(losses) in reported currency were $(0.2) million for the second quarter of 2024 and $2.8 million for the second quarter of 2025.